CERTIFICATE OF QUALIFIED PERSON

To accompany the Report titled “Technical Report - Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco” which is effective as of September 9, 2026 and issue on October 20, 2026 (the “Technical Report”) prepared for AYA Gold & Silver (the “Company”).
I, Dr George Papageorgiou, PrEng, do hereby certify:

1.I am a Tailings Engineer with Epoch Resources (Pty) Ltd, with an office at Building Block B, Viscount Rd Office Park, 8 Viscount Rd, Bedfordview, Johannesburg, South Africa.
2.I graduated with a BSc Eng (Civil) (1991), a MSc Eng (Civil) (1994) and PhD Eng (Civil) (2004) from the University of the Witwatersrand, Johannesburg, South Africa.
3.I am a Registered Professional Engineer (Pr.Eng) with the Engineering Council of South Africa (ECSA), Registration Number 202503451
4.I have worked as an engineer in the fields of mining waste management and mine closure for a total of 35 years since my graduation in 1991. This includes twenty years as a Founding Partner and Director of Epoch Resources (Pty) Ltd.
5.I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined by NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6.I have not visited the site of the Project.
7.I have participated in the preparation of this Technical Report and am responsible for Section 18.5, 21.1.4, 21.1.5, 21.2.5, and contributed part of Sections 1, 25, 26 and 27.
8.I am independent of the issuer as described in section 1.5 of NI 43-101.
9.I have had no prior involvement with the Project
10.I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this Report.
11.Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three (3) years from the Company, or any associated or affiliated companies.
12.I have read NI 43-101 and have prepared the Technical Report in compliance with NI 43-101 and; and have prepared the report in conformity with generally accepted mining industry practice, and as of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Physical Address

Postal Address Telephone Facsimile Web Address
Company Registration
Directors Associate Consultant

Ground Floor, Block A, Viscount Road Office Park 8 Viscount Road, Bedfordview, 2008
PO Box 751306, Gardenview, 2047
+27 (11) 656 0380/1
+27 (11) 502 3657

www.epochresources.co.a Epoch Resources (Pty) Ltd, No 2005/007908/07 G Papageorgiou, AC Savvas, K Liesker, T Short
Prof G Heymann

epoc h r es our c es ( pt y ) l t d    Page 2

Dated this 20th day of October 2026

“Original document signed and sealed”

Dr George Papageorgiou, PrEng